Exhibit 99.1

Akanda Corp. Discusses Positive Trends in UK Cannabis Market

London, February 13, 2024 – Akanda Corp. NASDAQ: AKAN ("Akanda" or the “Company”), provides an overview of the growing cannabis market in the United Kingdom and promising trends among patients.

2023 was a dynamic year for the UK cannabis market. Patients grew and so did imports. November of 2023 marked five years since the UK government legalized cannabis-based products for medicinal use in 2018 and figures released by the Home Office show that medical cannabis imports tripled in volume this year. Chris Philp the Home Office minister responsible for medical cannabis, told the Commons that in 2023- up until September 19th this year- the UK had imported 23,890 Kg of cannabis (in base drug form). This is more than triple the 7,762 Kg of cannabis that was imported in 2022[1].

The UK market has experienced meaningful growth in recent years after the government started allowing bulk imports in 2020. Previously, imports were supplied through patient-specific approvals. In 2020, there were approximately 4,469 privately prescribed medical cannabis items in England, according to data from the NHS Business Services Authority. However, in the first nine months of 2022 this figure had grown to 182,010. In fact, Prohibition Partners’ latest European Cannabis Report reports the UK is now the second largest market in Europe. The European market hit sales of around €550m in 2023[2].

Another report by industry group Releaf found that 29.6 million UK adults have a medical condition which can be treated with medical cannabis, “It is estimated that 50.2% of the population, or 29.6 million UK adults, have been diagnosed with at least one medical condition that may make them eligible for medical cannabis-based treatments.”[3] Furthermore according to the Releaf study 1 in 4 adults in the UK had used cannabis without a prescription for a medical reason. The Cannabis Industry Council reports that the current UK patient base is approximately 32,000[4]. The Company believes this gap in unmet demand represents future growth that can be met through expanded patient access.

Canmart, the Company’s subsidiary in the United Kingdom and early mover in the UK cannabis industry, commenced importing and distributing Cannabis Based Products for Medical Use (“CBPMs”) in 2020. Under the current controlled drugs regulatory regime, Canmart is able to supply to dispensing pharmacists and other wholesale distributors, tied in with prescribing and clinic partners. However, Canmart’s intention is to establish direct sales channels to patients through Canmart owned and operated clinics and pharmacies.

Canmart’s focus is to work further with our premium product suppliers on a partnership model to bring innovative products to market that consumers demand. Canmart also seeks to grow the medical cannabis market by identifying patients with specific conditions and needs and providing easy to access education and consultations to patients about medical benefits of CBPMs based on clinical research.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes Holigen, a Portugal-based cultivator, manufacturer and distributor with an EU GMP certified indoor grow facility; CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK. The Company’s seed-to-patient supply chain also includes partnerships with California-based Cookies, the most globally recognized cannabis company in the world; Cansativa Group, a leading importer and distributor of medical cannabis in Europe; and Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK.

[1] https://businessofcannabis.com/uk-medical-cannabis-imports-have-tripled-in-size-this-year/

[2] https://prohibitionpartners.com/reports/the-uk-cannabis-report/ https://prohibitionpartners.com/reports/the-european-cannabis-report-8th-edition/

[3] https://releaf.co.uk/research/research-into-attitudes-towards-medicinal-cannabis-in-the-uk-june-2023

[4] https://www.cicouncil.org.uk/number-of-patients-reaches-32000/

Connect with Akanda: Email | Website | LinkedIn | Twitter | Instagram

Investor Contact

ir@akandacorp.com

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.